                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              KENNETH MILLER, ESQ.
                                 YALE UNIVERSITY
                                55 WHITNEY AVENUE
                            NEW HAVEN, CT 06510-1300
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                  MARCH 6, 2006
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                           CUSIP NO. 004239 10 9
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Yale University
       I.R.S. Identification No. 06-0646973-N
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       Connecticut
--------------------------------------------------------------------------------
               (7)    SOLE VOTING POWER
                      2,513,478
  NUMBER OF    -----------------------------------------------------------------
   SHARES      (8)    SHARED VOTING POWER
BENEFICIALLY          131,360
  OWNED BY     -----------------------------------------------------------------
    EACH       (9)    SOLE DISPOSITIVE POWER
  REPORTING           2,513,478
   PERSON      -----------------------------------------------------------------
    WITH       (10)   SHARED DISPOSITIVE POWER
                      131,360
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,644,838
--------------------------------------------------------------------------------
(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.4%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON
       EP
--------------------------------------------------------------------------------

                         AMENDMENT NO. 8 TO SCHEDULE 13D

     The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 thereto filed on March 23, 2004, March 26, 2004, March 31, 2004, November 9, 2004, November 10, 2004,
November 29, 2004 and August 26, 2005, respectively, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 8 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as so amended.

ITEM 4. PURPOSE OF TRANSACTION

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     On March 6, 2006, the Reporting Person sold 56,260 Common Shares in brokers transactions at prices ranging from $23.00 to $23.30 and YURPSE sold 4,640 Common Shares in brokers transactions at prices ranging $23.00 to $23.30. Between November 9, 2005 and November 15, 2005, the Reporting Person sold 255,000 Common Shares in brokers transactions at prices ranging from $19.00 - $19.70 and YURPSE sold 30,361 Common Shares in brokers transactions at prices ranging from $19.00 - $19.50.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

     (a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 2,644,838 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 8.4% of the Common Shares issued and outstanding (computed on the basis of 31,541,175 Common Shares issued and outstanding, as reported in the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005)."

     The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:

     (b) The Reporting Person has sole power to dispose of 2,513,478 Common Shares and shared power to direct the disposition of 131,360 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 131,360 Common Shares.

     The Reporting Person has sole power to vote 2,513,478 Common Shares and shared power to direct the vote of 131,360 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 131,360 Common Shares.

     The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE."

     The disclosure in Item 5(c) is supplemented as follows:

     (c) The Reporting Person sold Common Shares in brokers transactions as follows:

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 9, 2005       1,000      $19.15
November 9, 2005          83      $19.16
November 9, 2005       2,367      $19.17
November 9, 2005       2,500      $19.18
November 9, 2005      13,134      $19.19
November 9, 2005       7,167      $19.20
November 9, 2005         500      $19.21
November 9, 2005      20,200      $19.22
November 9, 2005         900      $19.23
November 9, 2005       2,200      $19.24
November 9, 2005       7,700      $19.25

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 9, 2005         583      $19.26
November 9, 2005       1,750      $19.28
November 9, 2005          83      $19.29
November 9, 2005         333      $19.30
November 9, 2005         167      $19.31
November 9, 2005       1,250      $19.34
November 10, 2005      4,439      $19.00
November 10, 2005        768      $19.01
November 10, 2005         85      $19.02
November 10, 2005         85      $19.04
November 10, 2005        939      $19.05
November 10, 2005      2,219      $19.06
November 10, 2005     85,359      $19.10
November 10, 2005     50,000      $19.15
November 10, 2005      2,944      $19.30

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 11, 2005      1,446      $19.30
November 11, 2005        510      $19.31
November 11, 2005        936      $19.33
November 11, 2005        170      $19.35
November 11, 2005        255      $19.37
November 11, 2005         85      $19.38
November 11, 2005         85      $19.39
November 11, 2005        340      $19.40
November 11, 2005         85      $19.41
November 11, 2005      2,381      $19.42
November 11, 2005         85      $19.43
November 11, 2005         85      $19.44
November 11, 2005      5,698      $19.45
November 11, 2005        425      $19.46
November 11, 2005      1,106      $19.47

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 11, 2005         85      $19.49
November 11, 2005      2,466      $19.50
November 15, 2005     15,800      $19.50
November 15, 2005        600      $19.51
November 15, 2005      1,200      $19.52
November 15, 2005        400      $19.53
November 15, 2005        900      $19.54
November 15, 2005      1,600      $19.55
November 15, 2005      1,200      $19.56
November 15, 2005        800      $19.57
November 15, 2005        200      $19.58
November 15, 2005        200      $19.59
November 15, 2005      3,300      $19.60
November 15, 2005        600      $19.62
November 15, 2005        200      $19.63

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 15, 2005        600      $19.69
November 15, 2005      2,400      $19.70
March 6, 2006          4,156      $23.00
March 6, 2006            277      $23.01
March 6, 2006            277      $23.02
March 6, 2006          1,109      $23.04
March 6, 2006            739      $23.05
March 6, 2006          2,494      $23.06
March 6, 2006          1,663      $23.07
March 6, 2006            554      $23.08
March 6, 2006            277      $23.09
March 6, 2006         18,937      $23.10
March 6, 2006          4,619      $23.11
March 6, 2006            277      $23.12
March 6, 2006          3,418      $23.13
March 6, 2006            647      $23.14
March 6, 2006          1,663      $23.15
March 6, 2006            924      $23.16
March 6, 2006          2,032      $23.17
March 6, 2006            647      $23.18
March 6, 2006            924      $23.19
March 6, 2006          3,233      $23.20

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
March 6, 2006          1,201      $23.21
March 6, 2006            370      $23.22
March 6, 2006            647      $23.23
March 6, 2006            185      $23.25
March 6, 2006            370      $23.26
March 6, 2006          1,109      $23.27
March 6, 2006          1,940      $23.28
March 6, 2006          1,201      $23.29
March 6, 2006            370      $23.30

YURPSE sold Common Shares in brokers transactions as follows:

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 9, 2005         200      $19.15
November 9, 2005          17      $19.16
November 9, 2005          33      $19.17
November 9, 2005         866      $19.19
November 9, 2005          33      $19.20
November 9, 2005         400      $19.24
November 9, 2005         117      $19.27

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 9, 2005         350      $19.28
November 9, 2005          17      $19.29
November 9, 2005          67      $19.30
November 9, 2005          33      $19.31
November 9, 2005         250      $19.34
November 10, 2005        761      $19.00
November 10, 2005        132      $19.01
November 10, 2005         15      $19.02
November 10, 2005         15      $19.04
November 10, 2005        161      $19.05
November 10, 2005        381      $19.06
November 10, 2005     14,641      $19.10
November 10, 2005      8,500      $19.15
November 10, 2005        517      $19.30
November 11, 2005        254      $19.30

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 11, 2005         90      $19.31
November 11, 2005        164      $19.33
November 11, 2005         30      $19.35
November 11, 2005         45      $19.37
November 11, 2005         15      $19.38
November 11, 2005         15      $19.39
November 11, 2005         60      $19.40
November 11, 2005         15      $19.41
November 11, 2005        419      $19.42
November 11, 2005         15      $19.43
November 11, 2005         15      $19.44
November 11, 2005      1,002      $19.45
November 11, 2005         75      $19.46
November 11, 2005        194      $19.47
November 11, 2005         15      $19.49

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
November 11, 2005        434      $19.50
March 6, 2006            344      $23.00
March 6, 2006             23      $23.01
March 6, 2006             23      $23.02
March 6, 2006             91      $23.04
March 6, 2006             61      $23.05
March 6, 2006            206      $23.06
March 6, 2006            137      $23.07
March 6, 2006             46      $23.08
March 6, 2006             23      $23.09
March 6, 2006          1,563      $23.10
March 6, 2006            381      $23.11
March 6, 2006             23      $23.12
March 6, 2006            282      $23.13
March 6, 2006             53      $23.14
March 6, 2006            137      $23.15
March 6, 2006             76      $23.16
March 6, 2006            168      $23.17
March 6, 2006             53      $23.18
March 6, 2006             76      $23.19
March 6, 2006            267      $23.20
March 6, 2006             99      $23.21

                    NUMBER OF     PRICE
       DATE           SHARES    PER SHARE
       ----         ---------   ---------
March 6, 2006             30      $23.22
March 6, 2006             53      $23.23
March 6, 2006             15      $23.25
March 6, 2006             30      $23.26
March 6, 2006             91      $23.27
March 6, 2006            160      $23.28
March 6, 2006             99      $23.29
March 6, 2006             30      $23.30

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2006

                                        YALE UNIVERSITY


                                        By:   /s/ David F. Swensen
                                            ------------------------------------
                                        Name: David F. Swensen
                                        Title: Chief Investment Officer